

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2013

Via E-mail
Mr. Tin Nang (Chris) Lui
Chief Financial Officer
Huixin Waste Water Solutions, Inc.
#99 Jianshe Road 3, Pengjiang District, Jiangmen City
Guangdong Province, 529000
People's Republic of China

      RE: Huixin Waste Water Solutions, Inc.
              Form 10-K for the Year Ended December 31, 2012
              Filed March 29, 2013
              File No. 0-52339

Dear Mr. Lui:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1.   We note that on the cover page of the Form 10-K you indicate that the aggregate market value of the voting and non-voting common equity held by non-affiliates is "none." Based on the definition of a smaller reporting company as set forth in Exchange Act Rule 12b-2, if an issuer whose public float was zero, had annual revenues of less than $50 million during the most recently completed fiscal year for which audited financial statements are available, that issuer would qualify as a smaller reporting company. We note that your revenues for the fiscal year ended December 31, 2012 were over $80 million. Please tell us how you determined that you do not have a public float and that you continue to qualify as a smaller reporting company.

Cautionary Note Regarding Forward Looking Statements

2.   We note your reference to the safe harbor for forward-looking statements provided for by the Private Securities Litigation Reform Act of 1995. We also note your risk factor disclosure on page 33 to the effect that your stock is a penny stock. As the safe harbor is not available to penny stocks, to the extent applicable, please revise your future filings accordingly.

Item 2. Properties page 34

3.   In future filings please disclose the type of mine at each of your properties. For example, disclose if the mine is a surface or underground mine.

4.   In future filings please enhance the description of your processing facilities by fully describing the chart on page 46 pursuant to paragraph (b)(4) of Industry Guide 7.

5.   We note your disclosure of tons of water purity agent and tons of HAC sold on pages 11 and 52 of your filing. Please tell us the tonnage of your HAC sales that relate to internal sales and the tonnage of your HAC sales that relate to external sales and include this information in future filings.

6.   We note your disclosure of bauxite reserves for the Ganba Mine. Please forward to our engineer, as supplemental information and not as part of your filing, the information that establishes the legal, technical, and economic feasibility of the materials designated as reserves, as required by paragraph (c) of Industry Guide 7. The information requested includes, but is not limited to:

- Property and geologic maps
- Description of your sampling and assaying procedures
- Drill-hole maps showing drill intercepts
- Representative geologic cross-sections and drill logs
- Description and examples of your cut-off calculation procedures
- Cutoff grades used for each category of your reserves and resources
- Justifications for the drill hole spacing used to classify and segregate proven and probable reserves
- A detailed description of your procedures for estimating reserves
- Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which include the cash flow analyses
- A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

Please provide this information on a CD, formatted as Adobe PDF files. Please also provide the name and phone number for a technical person whom our engineer may call if he has technical questions about your reserves. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B. If you have questions concerning the above request, please contact John Coleman, Mining Engineer at (202) 551-3610.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 48

Market Information, page 48

7.   In future filings, please state the high and low bid prices for your ordinary shares for each full quarterly period within the two most recent fiscal years. Refer to Item 201(a)(1)(ii) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 51

Results of Operations, page 55

8.   We note that you often attribute changes in your components of income to a combination of several different factors. For example, you disclose that revenue increased by 17% due to sale unit price increase, sales generated from new customers and distributers, and overall increase in volume from our existing customers. As another example, you indicate that the increase in selling and marketing expenses is primarily due to an increase in head counts in the sales and marketing department and increase of sales commission expenses. When you list multiple factors that contributed to changes in these components, similar to disclosure in your most recent quarterly report, in future filings please quantify, if possible, the impact of each material factor that you discuss to provide your readers with better insight into the underlying reasons behind the changes in your results. Refer to Item 303(a)(3) of Regulation S-K, Section III.D of Release No. 33-6835.

9.   Please enhance your discussions of revenue and cost of revenue in future annual and quarterly filings to disclose and discuss the following:
   * Quantify the tons sold and the average sales price per ton sold for water purifying agents and HAC Powder during each period presented;
   * Quantify the average costs per ton sold for water purifying agents and HAC Powder during each period presented; and
   * In addition to quantifying the impact of changes in volumes sold, changes in average sales prices and changes in average costs, also disclose and discuss the underlying reasons for each change.
   Please show us what your revised MD&A will look like.

10. We note that you have three reportable segments: Jiangmen Wealth Water, Guizhou Yefeng, and Shanxi Wealth. Please enhance your disclosures in future annual and quarterly filings to discuss the reasons for changes between periods for each segment. At a minimum, please discuss changes in net revenue and income by segment, including the reasons for significant changes. In circumstances where there is more than one factor that results in a change, please quantify the incremental impact of each factor. Please show us what your revised MD&A will look like. See Item 303(a)(3) of Regulation S-K.

Liquidity and Capital Resources, page 56

Cash Flow, page 58

11. In future filings, please disclose the amount of outstanding debt at the end of the period. In this regard, we note your disclosure on page F-22 where you disclose that your short term debt at the end of December 31, 2012 was $19,044,203.

Item 10. Directors, Executive Officers and Corporate Governance, page 61

Employment Agreements, page 64

12. Please tell us why you have not filed as an exhibit, or incorporated by reference into the Form 10-K, Mr. Lui's employment agreement.

Item 11. Executive Compensation, page 66

Summary Compensation Table, page 66

13. We note that Mr. Tan received a $79,351 bonus in 2012. With a view towards future disclosure, supplementally please provide us with a description of the material factors necessary to understanding the decision to grant Mr. Tan this bonus. Refer to Item 402(o) of Regulation S-K.

Compensation of Directors, page 67

14. In future filings, please provide tabular disclosure of the directors' compensation as specified by Item 402(r) of Regulation S-K. Supplementally please provide us with what the disclosure would have looked like for year 2012.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 67

15. Given Mr. Tan's and Mrs. Du's family relationship, please tell us how you determined Mrs. Du's "0" beneficial ownership. In this regard we note Exchange Act Rule 13d-3(a) defines a beneficial owner of a security as "any person who, directly or indirectly,

through any contract, arrangement, understanding, relationship, or otherwise has or shares" voting power and/or investment power of such security. To the extent necessary, please revise your future filings accordingly.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 69

Transactions with Related Persons, page 69

16.   Please file the lease agreement discussed in the fifth bullet point as an exhibit to your future filings, or tell us why you would not be required to do so.

Item 15. Exhibits, Financial Statement Schedules

(5) Deposit for mining right acquisition, page F-21
(13) Subsequent event, page F-30

17.   We note that you entered into a purchase agreement with a non-related party for an Aluminum Bauxite mining right located in Guizhou Province, PRC for approximately $83 million. We also note that this transaction was completed and approved by the Ministry of Land and Resources of the PRC in January 2013. Please expand your MD&A disclosures in future filing to address the following:

- Disclose and discuss what you specifically acquired and explain how you determined that what you acquired is not a "business";
- Disclose and discuss why you acquired this asset and explain how you expect this acquisition to impact your business and results of operation; and
- Disclose and discuss how you assessed the purchase price and address when and how you assess the asset you acquired for impairment.

Please show us what your disclosures will look like.

Signatures, page 76

18.   In future filings, please ensure that your controller or principal accounting officer signs the Form 10-K. Refer to General Instruction D to Form 10-K.

Exhibit 31 - Certifications

19.   We note that you have made certain modifications to paragraphs 4(d), 5 and 5(a) of your management certifications. Please revise your certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K in all future annual and quarterly filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Korvin, Staff Attorney, at (202) 551-3236 or, in his absence, Era Anagnosti, Staff Attorney, at (202) 551-3369 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief